Filed pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration No. 333-170654
November 17, 2010
$66 Million Common Stock Offering
Terms and Conditions

ISSUER:	NxStage Medical, Inc. (the “Company”)

SECURITIES OFFERED:	3,200,000 shares of common stock

OFFERING PRICE:	$20.65 (USD) per share of common stock

GROSS PROCEEDS:	Approximately $66 million (USD), before deducting customary underwriting discounts and commissions, and company offering expenses.

OVER-ALLOTMENT OPTION:	The Company has granted the underwriter a 30-day over allotment option to purchase up to 480,000 additional shares of common stock, exercisable in whole or in part at the same price per share to cover over-allotments, if any.

USE OF PROCEEDS:	The Company expects to use the net proceeds from the sale of the shares for working capital and general corporate purposes.

FORM OF OFFERING:	Firm-commitment underwritten public offering pursuant to a registration statement on Form S-3 that was filed and became effective on November 17, 2010.

LISTING:	The shares are listed on the Nasdaq Global Market under the symbol “NXTM”

TRADE DATE:	November 18, 2010

SETTLEMENT DATE:	November 23, 2010

RISK FACTORS:	An investment in the common stock involves a high degree of risk. See the disclosure relating to the risks affecting the Company set forth or incorporated by reference in the prospectus included in the registration statement relating to this offering and the documents filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

ELIGIBILITY:	No eligibility restrictions of the shares in the United States. The shares may be sold to Canadian residents who qualify as institutional accredited investors under applicable Canadian securities laws, in transactions that are exempt from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws. Any shares sold to Canadian residents may be resold only in accordance with further exemptions from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws.

UNDERWRITER:	Canaccord Genuity Inc.
The Company has filed a registration statement (Registration No. 333-170654, including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it by calling Canaccord Genuity at 617-371-3900, by emailing to usecm@canaccordgenuity.com, or by sending a request to the offices of Canaccord Genuity, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110.